

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via E-mail</u>
Herbert Ruetsch
Chief Executive Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

>   **Re: Fairway Group Holdings Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 26, 2013**
>   **File No. 333-184063**

Dear Mr. Ruetsch:

　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your statement that Sterling will own a certain percentage of the voting power of your capital stock through its ownership of Class B common stock. With a view towards informing investors of the control that Sterling will have over the company after the offering, please also disclose the percentage of the voting power of your capital stock that Sterling will own through its ownership of both Class A and Class B common stock.

<u>The Offering, page 7</u>

2. Please include in this section a brief description of the reserved share program. In addition, please disclose in this section that the selling stockholders are all senior officers of your company.

3. Please disclose the amounts to be received by your directors and officers in bonuses as a result of the completion of this offering, and the proceeds that your senior officers will receive in their capacities as selling stockholders in this offering.

Summary Historical Consolidated Financial and Other Data, page 10

4. We note your response to comment 2 in our letter dated October 18, 2012 and your revisions to footnote (24) on page 15, footnote (3) on page 49, footnote (21) on page 58, the first paragraph under the heading "Subordinated Notes" on page 128 and the notes to your financial statements on page F-24. It is unclear from the information included in the notes to your financial statements whether the accrued pay-in-kind interest on the subordinated promissory notes is to be paid through the issuance of additional subordinated promissory notes (bunny notes) or whether such interest is simply deferred until the maturity date of the related note. If such interest is to be paid in kind through the issuance of additional subordinated promissory notes, it is unclear why you have recorded the related accrued interest as accrued interest within other long term liabilities rather than as additional subordinated promissory notes issuable. Please revise your disclosures to make the nature of this deferred interest clear. Please also disclose whether interest accrues on the unpaid amount of accrued interest or only on the original principal amount of the debt.

Risk Factors, page 16

If our goodwill becomes impaired, we may be required to record a significant charge to earnings, page 32

5. It appears that as of December 31, 2012 your goodwill represented approximately 28.1% of your total assets rather than 25.2% of your total assets at such date. Please revise or advise.

Conflicts of interest may arise…, page 34

6. Please disclose in this or another appropriate risk factor the number of directors that Sterling, and Mr. H. Glickberg and Mr. D. Glickberg, may appoint after completion of the offering.

Future sales of our Class A common stock…, page 36

7. Please revise your disclosure here and elsewhere as necessary to clarify whether the number of shares that will be subject to lock-up agreements after the offering includes the shares to be sold in the reserved share program.

Use of Proceeds, page 44

8. We note that you will disclose the amount of accrued but unpaid dividends on your Series A and Series B preferred stock that will be paid from the offering proceeds; please also disclose the remaining amount of accrued but unpaid dividends on the preferred stock that will be exchanged for Class B common stock. In addition, if the amounts that you received for the Series A and Series B preferred stock issuances in the second paragraph (totaling $108,074,980) are intended to represent the redemption price of the preferred stock that will be exchanged for shares of Class B common stock, please clarify that that is the case.

Capitalization, page 47

9. We note your discussion on page 47 of the adjustments in the "Pro Forma" column. Please separately quantify for your investors the principal and interest aggregating to a repayment of $264.5 million. Please also disclose the amount of fees and expenses paid.

10. To expedite our review, where the pro forma amount differs from the actual amount, please provide us with the calculation of each pro forma and pro forma as adjusted amount. Additionally, please ensure that your narrative disclosures clearly explain these differences to your investors.

Dilution, page 50

11. To expedite our review, once you complete the dilution table, please provide us with the calculation supporting each amount appearing in that table. Similarly, please provide us with the calculation supporting the impact of a $1.00 increase or decrease in the offering price, as disclosed on page 51.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, page 67

General and Administrative Expenses, page 69

12. We note that you have attributed the increase in your general and administrative expenses to several items. Please quantify the impact of each item that significantly increased or decreased your general and administrative expenses to provide your investors with the necessary context for evaluating the variability of your results and assessing the likelihood that past performance is indicative of future performance. If practicable, please quantify the amount attributable to new stores so that investors have better insight into how these expenses are impacted by the pace of your growth.

Store Opening Costs, page 69

13. It appears that your average opening costs per store have increased from fiscal 2011, to fiscal 2012, to the 39 weeks ended December 30, 2012. Please tell us why this has occurred and briefly clarify to your readers whether you expect this trend to continue.

Management, page 102

14. We note your statements that Sterling has the "right to designate four directors in aggregate," as well as "additional persons who are not employed by or affiliates of Sterling Investment Partners and have relevant business experience." Please revise to clarify, if true, that Sterling's ability to designate "additional persons" means that Sterling has the right to designate all members of the board other than those designated by Mr. H. Glickberg and Mr. D. Glickberg.

Certain Relationships and Related Party Transactions, page 126

Transactions with Former Director and Executive Officer, page 131

15. Please disclose the name of the former director and officer described in this section. Refer to Item 404(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Roy L. Goldman
       Fulbright & Jaworski LLP